REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
SUPPLEMENTAL SCHEDULE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

X -----	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 1999

-----	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-12591

A	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLEGIANCE RETIREMENT PLAN

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017
Telephone: 614-757-5000

REQUIRED INFORMATION

Allegiance Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the period ended December 31, 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGIANCE RETIREMENT PLAN

By: Allegiance Retirement Plan Administrative Committee

/s/ Richard J. Miller	June 20, 2000

Richard J. Miller Plan Committee Member

Allegiance
Retirement Plan

Financial Statements and Supplemental Schedule
As of December 31, 1999 and 1998
Together With Auditors’ Report

Employer Identification Number 36-4095179
Plan Number 001

ALLEGIANCE
RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 1999 and 1998

(Employer Identification Number 36-4095179, Plan Number 001)

Page(s)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999	3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	4-7

SUPPLEMENTAL SCHEDULE:

Schedule of Assets Held for Investment Purposes as of December 31, 1999	8-18

EXHIBIT INDEX:

Exhibits:

Exhibit 23 – Consent of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Allegiance Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the ALLEGIANCE RETIREMENT PLAN (the “Plan”) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 26, 2000

ALLEGIANCE
RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 1999 and 1998

(Employer Identification Number 36-4095179, Plan Number 001)

	1999	1998

INVESTMENTS (Note 4)	$563,320,653	$567,243,607

RECEIVABLES:

Employee contributions	957,199	560,929

Employer contributions	15,017,227	14,702,668

Dividend and interest	837,306	1,527,939

Total receivables	16,811,732	16,791,536

LIABILITIES:

Accounts payable	993,654	1,244,703

Due to/(from) broker	1,074,776	(980,899)

Total liabilities	2,068,430	263,804

NET ASSETS AVAILABLE FOR BENEFITS	$578,063,955	$583,771,339

The accompanying notes are an integral part of these financial statements.

ALLEGIANCE
RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 1999

(Employer Identification Number 36-4095179, Plan Number 001)

ADDITIONS:

Investment income-

Net depreciation in fair value of investments (Note 4)	$(40,707,473)

Interest and dividends	12,840,654

Contributions-

Employee	23,215,627

Employer	31,330,078

Transfers from West Hudson Plan	7,147,462

Total additions	33,826,348

DEDUCTIONS:

Benefit payments	38,509,575

Administrative expenses	1,024,157

Total deductions	39,533,732

NET DECREASE	(5,707,384)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	583,771,339

End of year	$578,063,955

The accompanying notes are an integral part of these financial statements.

ALLEGIANCE
RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 1999 and 1998

(Employer Identification Number 36-4095179, Plan Number 001)

1. DESCRIPTION OF PLAN

The following brief description of the Allegiance Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan was established effective October 1, 1996, for the benefit of eligible employees of Allegiance Corporation and its subsidiaries, business units and facilities, as defined in the Plan agreement (collectively referred to as the “Company”). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective January 1, 1999, the West Hudson & Company Inc. 401(k) Profit Sharing Plan (“West Hudson Plan”) was merged into the Plan. Each participant in the West Hudson Plan became a participant in the Plan as of the effective date.

On February 3, 1999, Allegiance became a wholly owned subsidiary of Cardinal Health, Inc. Accordingly, each share held in the Allegiance Common Stock Fund was converted into .6225 of a share of Cardinal common stock.

Eligibility

All employees of the Company, as defined in the Plan agreement, are eligible to participate on the first of the month following one full calendar month of employment with the Company.

Contributions

The Plan allows tax-deferred contributions in compliance with Section 401(k) of the Internal Revenue Code (“IRC”). Eligible participants make pretax contributions up to 12% of their eligible annual compensation subject to certain limitations under the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company matches the first three percent of eligible annual base compensation of the participant’s contribution dollar for dollar.

In addition to the matching contribution, the Company will annually provide a fixed contribution equal to three percent of each participant’s eligible annual base compensation. Participants should refer to the Plan agreement for eligibility requirements.

The Company also provides variable performance and transition contributions in accordance with the terms of the Plan agreement. The amount of the variable contribution is determined based on a formula defined in the Plan agreement and is made on an annual basis dependent upon achievement of the Company’s annual key performance goals. Participants should refer to the Plan agreement for eligibility requirements.

Vesting

Participant contributions and the earnings thereon are fully vested at all times. Vesting in all employer contributions and the earnings thereon is based on years of continuous service as defined in the Plan agreement.

Investment Options

Participants can direct their contributions and any related earnings into seven investment options offered by the Plan. Participants can change the investment options on a monthly basis.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts

If a participant terminates employment prior to being fully vested, he/she forfeits the unvested portion of his/her account balance. Forfeited amounts are used to reduce future employer contributions. Total forfeitures for the year ended December 31, 1999, were $828,711.

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary (if termination is due to death) will receive an amount equal to the participant’s vested interest in his or her account balance. The form of payment is a lump-sum distribution, annuity or other benefit payment option, as described in the Plan agreement.

Participant Loans

Participants may borrow from their accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range up to five years, or ten years if for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. Investment income is recognized when earned and expenses are recognized when incurred. Employer matching contributions are recorded in the period in which the related employee contributions are made by participants. Fixed and transition contributions are recorded in the period in which they were earned by participants.

Net appreciation (depreciation) consists of realized gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds to the average cost. Average cost is calculated as the average of the fair market value of the disposed securities at the beginning of the year and the acquisition cost for those investments acquired during the year. In accordance with the policy of stating investments at fair market value, unrealized appreciation or depreciation of the market value of investments for the year, if any, is calculated as fair market value at the end of the year less fair market value at the beginning of the year, or if acquired during the year, acquisition cost.

Investment Valuation and Income Recognition

Investments are valued at fair value as determined by quoted market prices. The Stable Income Fund is valued at contract value because the fund is invested in fully benefit-responsive investment contracts. Contract value represents the principal balance of the investment contracts plus accrued interest at stated contract rates, less withdrawals and administrative charges. The crediting interest rate and average yield of the investment contracts for the year ended December 31, 1999, was approximately 7%.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Change in Reporting of Investments

The Accounting Standards Executive Committee issued Statement of Position (“SOP”) 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters,” which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and the 1998 financial statements were restated to reflect this change.

3. ADMINISTRATION OF THE PLAN

State Street Bank and Trust Company serves as trustee and record keeper for the Plan under an agreement dated October 1, 1996. The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. All investment management, trustee and administrative fees incurred in the administration of the Plan are paid from the assets of the Plan.

4. INVESTMENTS

Investments that represented 5% or more of the Plan’s net assets as of December 31, 1999 and 1998, are as follows:

	1999	1998

Cardinal Stock Fund	$138,987,684	$—

S&P 500 Flagship Fund	102,352,255	68,049,575

Allegiance Common Stock Fund	—	169,361,471

During 1999, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $40,707,473 as follows:

Mutual funds	$13,400,008

Common stocks	(73,936,848)

Corporate bonds	2,723,318

Common/collective trusts	17,106,049

Total	$(40,707,473)

5. DISTRIBUTION PRIORITIES UPON TERMINATION OF THE PLAN

Although the Company has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the account balance of each participant will become fully vested and all assets, net of expenses, will be distributed to the participants or beneficiaries.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 24, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and ERISA.

7. RELATED-PARTY TRANSACTIONS

At December 31, 1999 and 1998, the Plan held units of participation in certain common/collective trust funds and short-term investment funds of State Street Bank and Trust Company, the Plan trustee. Fees paid by the Plan for these services amounted to $1,011,000 for the year ended December 31, 1999.

The Plan also held shares of Cardinal common stock and Allegiance common stock, the Plan Sponsors, during 1999 and 1998, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

ALLEGIANCE
RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

As of December 31, 1999

(Employer Identification Number 36-4095179, Plan Number 001)

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

CASH EQUIVALENTS:

*State Street Bank & Trust	Short-term investment fund	N/A	N/A	$6,110,955

*State Street Bank & Trust	Yield-enhanced short-term investment fund	N/A	N/A	9,429,362

COMMON STOCKS:

*Cardinal Health Inc.	Common stock	N/A	N/A	138,987,684

Office Depot	Common stock	N/A	N/A	1,006,250

American Std. COS	Common stock	N/A	N/A	1,238,625

Kaufman & Broad Home Corp.	Common stock	N/A	N/A	846,563

Magna Int’l	Common stock--A	N/A	N/A	826,313

Ford Mtr	Common stock	N/A	N/A	694,688

UST	Common stock	N/A	N/A	705,250

Disney Walt	Common stock	N/A	N/A	702,000

Hasbro	Common stock	N/A	N/A	895,938

Weatherford Int’l	Common stock	N/A	N/A	1,038,375

Federal Home Ln.	Common stock	N/A	N/A	753,000

Federal Nat’l Mtg	Common stock	N/A	N/A	1,311,188

Loews	Common stock	N/A	N/A	485,500

Partnerre	Common stock	N/A	N/A	697,406

Allstate	Common stock	N/A	N/A	684,000

AMBAC	Common stock	N/A	N/A	704,531

MABIA	Common stock	N/A	N/A	686,563

Mallinckrodt	Common stock	N/A	N/A	1,065,719

Columbia/HCA Healthcare	Common stock	N/A	N/A	644,875

Du Pont E I De Nemours	Common stock	N/A	N/A	724,625

Englehard Corp	Common stock	N/A	N/A	396,375

Minisota Mng. & Mfg	Common stock	N/A	N/A	831,938

Kimberly Clark	Common stock	N/A	N/A	1,272,375

Safeway	Common stock	N/A	N/A	711,250

Boeing	Common stock	N/A	N/A	436,406

Loral Space & Communications	Common stock	N/A	N/A	486,250

BMC Software	Common stock	N/A	N/A	1,478,844

Parametric Technology	Common stock	N/A	N/A	1,001,313

International Business Mach	Common stock	N/A	N/A	540,000

Cypress Semiconductor	Common stock	N/A	N/A	566,563

Texas Instr	Common stock	N/A	N/A	775,000

Delta Air Lines	Common stock	N/A	N/A	498,125

Citizens Utils	Common stock--B	N/A	N/A	1,049,875

Illinova	Common stock	N/A	N/A	1,112,000

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

COMMON STOCKS (Continued):

Midamerica Energy Hldgs	Common stock	N/A	N/A	$1,078,000

Texas Utils	Common stock	N/A	N/A	746,813

Enrow	Common stock	N/A	N/A	909,688

AT&T	Common stock	N/A	N/A	913,500

Bellsouth	Common stock	N/A	N/A	936,250

Centurytel	Common stock	N/A	N/A	900,125

Telephone & Data Sys	Common stock	N/A	N/A	1,071,000

Bank Amer	Common stock	N/A	N/A	818,056

Bank One	Common stock	N/A	N/A	942,638

Ryder	Common stock	N/A	N/A	531,809

American Std. COS	Common stock	N/A	N/A	422,050

Owens	Common stock	N/A	N/A	193,125

Cooper Inds	Common stock	N/A	N/A	262,844

VF	Common stock	N/A	N/A	171,000

Philips Morris COS	Common stock	N/A	N/A	825,475

Reynolds	Common stock	N/A	N/A	199,163

Occidental Pete	Common stock	N/A	N/A	322,213

Phillips Pete	Common stock	N/A	N/A	357,200

Old Rep Int’l	Common stock	N/A	N/A	223,450

Cigna	Common stock	N/A	N/A	1,495,240

Chubb	Common stock	N/A	N/A	602,544

MBIA	Common stock	N/A	N/A	940,063

St Paul COS	Common stock	N/A	N/A	1,805,650

Bergen Brunswig	Common stock	N/A	N/A	183,706

Aetna	Common stock	N/A	N/A	1,752,513

Foundation Health	Common stock	N/A	N/A	356,458

Pacificare Health Systems	Common stock	N/A	N/A	276,660

FMC	Common stock	N/A	N/A	395,456

Canadian PAC	Common stock	N/A	N/A	1,149,281

DOW Chem	Common stock	N/A	N/A	416,910

Goodrich BF	Common stock	N/A	N/A	49,500

Lyondell Chemial	Common stock	N/A	N/A	206,550

Millennium Chemicals	Common stock	N/A	N/A	299,311

Union Carbide	Common stock	N/A	N/A	2,655,048

Eastman Chem	Common stock	N/A	N/A	963,288

Lubrizol	Common stock	N/A	N/A	537,225

Alcan Alum	Common stock	N/A	N/A	1,648,200

Champion Int	Common stock	N/A	N/A	644,150

International Paper	Common stock	N/A	N/A	1,371,431

Mead	Common stock	N/A	N/A	542,969

Temple	Common stock	N/A	N/A	290,125

Westvaco	Common stock	N/A	N/A	1,001,588

Goodyear Tire and Rubber	Common stock	N/A	N/A	731,071

Dillards	Common stock--A	N/A	N/A	274,550

Federated Dept Stores	Common stock	N/A	N/A	581,469

May Dept Stores	Common stock	N/A	N/A	449,630

Penney JC	Common stock	N/A	N/A	542,300

Sears Roebuck	Common stock	N/A	N/A	1,655,800

Quantum	DSSG common stock	N/A	N/A	738,100

Quantum	HDDG common stock	N/A	N/A	169,275

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

COMMON STOCKS (Continued):

Tech Data	Common stock	N/A	N/A	$363,475

Arrow Electronics	Common stock	N/A	N/A	615,598

Avent	Common stock	N/A	N/A	520,300

CSX	Common stock	N/A	N/A	1,195,544

Norfolk Southern	Common stock	N/A	N/A	451,000

Union Pacific	Common stock	N/A	N/A	663,100

American Elec. Pwr	Common stock	N/A	N/A	1,172,948

New Centry Energies	Common stock	N/A	N/A	232,217

PG&E	Common stock	N/A	N/A	402,169

Puget Sound Energy	Common stock	N/A	N/A	515,375

Wisconsin Energy	Common stock	N/A	N/A	121,275

Citigroup	Common stock	N/A	N/A	127,794

America Online	Common stock	N/A	N/A	1,056,125

Automatic Data Processing	Common stock	N/A	N/A	188,563

Electronic Data Sys	Common stock	N/A	N/A	187,425

Interpublic Group Cos	Common stock	N/A	N/A	311,512

Staples	Common stock	N/A	N/A	126,575

Yahoo	Common stock	N/A	N/A	432,688

General Elec	Common stock	N/A	N/A	2,878,350

Tyco Int’l Ltd.	Common stock	N/A	N/A	544,250

Nasdaq Gold	Common stock	N/A	N/A	694,450

Corning	Common stock	N/A	N/A	77,363

Anheuser Busch Cos	Common stock	N/A	N/A	340,200

Coca Cola	Common stock	N/A	N/A	774,725

Pepsico	Common stock	N/A	N/A	282,000

Gillete	Common stock	N/A	N/A	234,769

Sara Lee	Common stock	N/A	N/A	271,369

Colgate Palmolive	Common stock	N/A	N/A	214,500

Procter & Gamble	Common stock	N/A	N/A	810,763

Comcast	Common stock	N/A	N/A	429,781

Time Warner	Common stock	N/A	N/A	536,038

Morgan Stanley Dean Witter	Common stock	N/A	N/A	185,575

Schab Charles	Common stock	N/A	N/A	53,725

Providian Fin’l	Common stock	N/A	N/A	81,956

America Home Products	Common stock	N/A	N/A	130,144

Baxter Int’l	Common stock	N/A	N/A	194,719

Bristol Myers Squibb	Common stock	N/A	N/A	911,463

Johnson & Johnson	Common stock	N/A	N/A	679,813

Warner Lambert	Common stock	N/A	N/A	368,719

Guidant	Common stock	N/A	N/A	141,000

Medtronic	Common stock	N/A	N/A	338,869

Abbott Labs	Common stock	N/A	N/A	188,825

Amgen	Common stock	N/A	N/A	534,556

Lilly Eli	Common stock	N/A	N/A	126,350

Merck & Co	Common stock	N/A	N/A	563,325

Pfizer	Common stock	N/A	N/A	554,681

Schering Plough	Common stock	N/A	N/A	329,063

Kimberly Clark	Common stock	N/A	N/A	384,975

Kohls	Common stock	N/A	N/A	209,344

Wal Mart Stores	Common stock	N/A	N/A	1,887,113

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

COMMON STOCKS (Continued):

Walgreen	Common stock	N/A	N/A	$248,625

Circuit City Stores	Common stock	N/A	N/A	76,606

Home Depot	Common stock	N/A	N/A	833,034

Honeywell Int’l	Common stock	N/A	N/A	178,831

Cisco Sys	Common stock	N/A	N/A	2,099,650

Lucent Technologies	Common stock	N/A	N/A	1,234,406

Nortel Networks	Common stock	N/A	N/A	1,040,300

Qualcomm	Common stock	N/A	N/A	563,600

Tellabs	Common stock	N/A	N/A	147,631

Compuware	Common stock	N/A	N/A	223,500

EMC	Common stock	N/A	N/A	841,225

Microsoft	Common stock	N/A	N/A	3,233,975

Oracle	Common stock	N/A	N/A	862,881

Parametric Technology	Common stock	N/A	N/A	154,256

Dell Computer	Common stock	N/A	N/A	775,200

International Business Machs	Common stock	N/A	N/A	766,800

Sun Microsystems	Common stock	N/A	N/A	789,863

Applied Materials	Common stock	N/A	N/A	443,406

Intel	Common stock	N/A	N/A	1,407,544

Sci Sys	Common stock	N/A	N/A	189,031

Solectron	Common stock	N/A	N/A	142,688

Texas Intrus	Common stock	N/A	N/A	387,500

Nextel Communications	Common stock	N/A	N/A	206,250

SBC Communications	Common stock	N/A	N/A	867,750

Sprint	Common stock	N/A	N/A	502,750

US West Inc.	Common stock	N/A	N/A	136,800

FIXED INCOME:

Onyx Accep Owner Tr	Fixed Income	7.0000	11/15/04	144,139

LB Coml Conduit MTG Tr	Fixed Income	6.4100	8/15/07	141,585

LB Coml Conduit MTG Tr	Fixed Income	6.7800	4/15/09	181,156

Green Tree Fin’l Corp.	Fixed Income	6.2200	3/1/03	121,366

DLJ Coml MTG Corp.	Fixed Income	7.3000	6/10/09	128,358

First Un Natl Bank Chase	Fixed Income	6.6500	4/15/09	165,359

GMAC Coml MTG Sec. Inc.	Fixed Income	6.4200	8/15/08	177,608

IMC Home Equity Ln. Tr	Fixed Income	7.0800	8/20/28	295,872

Nomura Asset Secs Corp.	Fixed Income	6.5900	3/15/30	75,267

Residential Accredit Lns Inc.	Fixed Income	6.7500	6/25/29	357,590

Residential Accredit Lns Inc.	Fixed Income	7.0000	7/25/29	229,438

Structured Asset Secs Corp.	Fixed Income	6.7900	10/15/34	—

Texas Utils Co.	Fixed Income	6.2000	10/1/02	283,649

USA Waste Svcs Inc.	Fixed Income	7.0000	10/1/04	108,768

USA Waste Svcs Inc.	Fixed Income	6.1250	7/15/01	95,175

Archstone Cmntys Tr	Fixed Income	6.7500	10/23/00	298,093

BankAmerica Corp.	Fixed Income	5.8750	2/15/09	178,088

Country Home Ln Inc.	Fixed Income	6.8500	6/15/04	146,837

EOP Oper Ltd. Partnership	Fixed Income	6.6250	2/15/05	94,320

EOP Oper Ltd. Partnership	Fixed Income	6.6300	4/13/15	140,571

Finova CAP Corp.	Fixed Income	6.3300	11/24/03	287,205

Ford MTR Cr. Corp.	Fixed Income	6.7000	7/16/04	244,688

Ford MTR Cr. Corp.	Fixed Income	7.3750	10/28/09	193,501

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

FIXED INCOME (Continued):

General MTRS Accep. Corp.	Fixed Income	5.8750	1/22/03	$144,953

Lehman Bros Inc.	Fixed Income	1.0000	12/15/03	123,760

Osprey Trust Osprey Inc.	Fixed Income	8.3100	1/15/03	198,586

PNC FDG Corp.	Fixed Income	7.5000	11/1/09	161,985

Peoples Bank Bridgeport	Fixed Income	7.2000	12/1/06	136,380

Simon Debartolo	Fixed Income	6.8750	11/15/06	138,738

US Bancorp	Fixed Income	6.5000	6/15/04	240,745

Aurora Foods	Fixed Income	8.7500	7/1/08	28,575

Comcast Cable Communications	Fixed Income	8.8750	5/1/17	54,174

Continential Airls	Fixed Income	6.9000	1/2/18	226,626

Delta Air Lines Inc.	Fixed Income	7.9000	12/15/09	194,742

Du Pont E I De Nemours & Co.	Fixed Income	6.7500	10/15/04	59,213

Hertz Corp.	Fixed Income	6.5000	5/15/06	113,585

Hertz Corp.	Fixed Income	7.6250	8/15/07	99,988

International Business Machs	Fixed Income	7.5000	6/15/13	125,445

Mashantucket Western Pequot	Fixed Income	6.9100	9/1/12	283,176

McLeodusa Inc.	Fixed Income	9.2500	7/15/07	115,288

Metromedia Fiber Network Inc.	Fixed Income	10.0000	12/15/09	153,750

Mohegan Tribal Gaming	Fixed Income	8.1250	1/1/06	48,750

News Amer Hldgs	Fixed Income	8.5000	2/15/05	206,222

Nextel Communications	Fixed Income	9.7500	8/15/04	56,650

Ocean Energy	Fixed Income	8.3750	7/1/08	120,625

Park Pl Entmt Corp.	Fixed Income	7.8750	12/15/05	119,375

Raytheon Co.	Fixed Income	6.1500	11/1/08	222,138

Safeway Inc.	Fixed Income	7.2500	9/18/04	199,112

Southwest Airls Co.	Fixed Income	7.3750	3/1/27	112,631

Spintab Ab	Fixed Income	6.8000	12/29/49	144,707

Trw Inc.	Fixed Income	6.6250	6/1/04	77,328

Texaco Cap Inc.	Fixed Income	7.0900	2/1/07	96,797

Time Warner Pass Thru Asset	Fixed Income	6.1000	12/30/01	245,043

Times Mirror Co. New	Fixed Income	7.4500	10/15/09	109,315

Tyco Int’l Group	Fixed Income	6.8750	9/5/02	98,611

Adelphia Communications	Fixed Income	9.3750	11/15/09	122,500

Crown Castle Int’l	Fixed Income	9.5000	8/1/11	125,000

GTE Corp.	Fixed Income	7.5100	4/1/09	175,443

Sprint Cap Corp.	Fixed Income	6.9000	5/1/19	136,422

US West Communications Inc.	Fixed Income	7.2000	11/1/04	79,528

Fed HM	Fixed Income	7.5000	10/1/00	—

Fed HM	Fixed Income	6.0000	12/1/28	345,561

Fed HM	Fixed Income	6.5000	1/1/29	315,178

Fed HM	Fixed Income	6.0000	12/1/28	213,066

FNMA Pool	Fixed Income	6.5000	7/1/29	185,880

FNMA Pool	Fixed Income	7.5000	10/1/29	171,680

FNMA Pool	Fixed Income	6.5000	5/1/24	181,540

FNMA Pool	Fixed Income	6.5000	5/1/24	194,045

FNMA Pool	Fixed Income	6.0000	9/1/13	348,161

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

FIXED INCOME (Continued):

FNMA Pool	Fixed Income	6.5000	9/1/28	$258,695

FNMA Pool	Fixed Income	6.0000	7/1/29	384,652

FNMA Pool	Fixed Income	6.0000	7/1/14	116,646

GMNA Pool	Fixed Income	7.0000	4/15/24	81,041

GMNA Pool	Fixed Income	7.0000	6/15/23	642,259

GMNA Pool	Fixed Income	7.5000	12/15/26	56,463

GMNA Pool	Fixed Income	7.5000	11/15/27	326,514

GMNA Pool	Fixed Income	7.5000	12/15/27	542,792

GMNA Pool	Fixed Income	6.5000	5/15/29	249,680

GMNA Pool	Fixed Income	7.0000	4/15/29	115,820

GMNA Pool	Fixed Income	7.0000	5/15/28	456,054

GMNA Pool	Fixed Income	6.5000	5/15/29	375,380

Advanta MTG	Fixed Income	0.9900	10/25/17	125,078

American Airlines	Fixed Income	9.7100	1/2/07	3,042

Citibank Cr. Card Master	Fixed Income	6.6500	11/15/06	88,416

FNBC 1993 A Pass Thru	Fixed Income	8.0800	1/5/18	151,423

Jet Equip	Fixed Income	7.6300	8/15/12	100,427

Money Store	Fixed Income	7.0000	4/15/28	120,390

Team Fleet Fing	Fixed Income	6.0700	7/25/02	296,063

Voicestream Wire	Fixed Income	10.3750	11/15/09	82,200

Union Banc Norway	Fixed Income	9.1000	10/25/00	213,250

US Treas Bonds	Fixed Income	7.2500	8/15/22	1,412,655

US Treas Bonds	Fixed Income	6.6250	2/15/27	38,653

Quebec Prov	Fixed Income	7.5000	9/15/29	145,406

Norsk Hydro	Fixed Income	6.7000	1/15/18	52,986

GUARANTEED INVESTMENT CONTRACTS:

Allstate Life Insurance Company	Guaranteed insurance contract	7.1700	11/2/98-12/2/02	3,590,433

Allstate Life Insurance Company	Guaranteed insurance contract	6.9000	11/30/98-9/30/02	2,132,007

CNA Insurance Companies	Guaranteed insurance contract	6.3800	6/30/00-12/31/02	13,172,512

CNA Insurance Companies	Guaranteed insurance contract	5.7100	3/31/99-3/31/02	2,654,403

GE Financial Assurance	Guaranteed insurance contract	6.5500	3/31/99-3/31/02	4,474,330

GE Financial Assurance	Guaranteed insurance contract	6.9000	8/31/00-8/30/02	3,599,106

John Hancock Mutual Life Insurance Company	Guaranteed insurance contract	7.0500	12/31/98-10/31/02	3,591,814

John Hancock Mutual Life Insurance Company	Guaranteed insurance contract	6.2300	2/29/00-2/28/03	2,775,794

John Hancock Mutual Life Insurance Company	Guaranteed insurance contract	5.8100	9/30/02-3/31/03	1,580,533

Monumental Life Insurance Company	Guaranteed insurance contract	5.8900	7/31/00-7/31/02	5,219,696

Principle Financial Group	Guaranteed insurance contract	5.2300	11/2/98-10/1/01	2,641,398

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

GUARANTEED INVESTMENT

CONTRACTS (Continued):

Protective Life Insurance Company	Guaranteed insurance contract	6.1200	7/31/00-7/31/03	$2,176,499

The Travelers Insurance Company	Guaranteed insurance contract	6.2900	11/17/97	2,547,906

The Travelers Insurance Company	Guaranteed insurance contract	6.3700	12/15/97	1,505,041

The Travelers Insurance Company	Guaranteed insurance contract	5.6800	12/28/98	1,578,735

The Travelers Insurance Company	Guaranteed insurance contract	5.6700	1/15/01-1/15/02	3,140,541

Bankers Trust	Benefit Accessible Securities Investment Contract	7.1500	N/A

	SSB & Trust Short Term Investment Fund	N/A	N/A	212,497

	Federal Home Ln. MTG Corp	6.0000	7/15/27	247,624

	Federal Home Ln. MTG Corp	5.1300	10/15/08	87,625

	Federal Nat'l MTG Assn	5.6300	5/14/04	477,810

	Citibank CR Cord Master Tr. I	5.8800	3/10/11	224,688

	MBNA Master CR Card TR	7.0000	2/15/12	294,051

	Federal Home Ln. MTG PC GTD	4.5000	11/15/07	474,348

	Federal Home Ln. MTG PC GTD	6.0500	2/15/11	1

	Federal Home Ln. MTG Corp	6.0000	12/15/18	137,550

	Federal Home Ln. MTG Corp GTD	6.0000	4/15/25	269,529

	Federal Home Ln. MTG PC GTD	3.5000	12/15/21	304,807

	Federal Home Ln. MTG PC GTD	6.0000	11/15/22	354,415

	Federal Home Ln. MTG Corp	6.0000	2/15/11	940,930

	Federal Home Ln. MTG PC GTD	6.5000	11/15/21	824,500

	Federal Home Ln. MTG PC GTD	6.5000	7/15/24	304,998

	Federal Nat'l MTG Assn	6.5000	4/18/21	490,050

	Federal Nat'l MTG Assn	6.0000	3/25/23	1,331,750

	Nomura Asset Secs Corp	7.5200	3/15/18	105,769

	Nomura Asset Secs Corp	7.5000	5/25/24	142,774

	Duke Cap Corp	7.5000	10/1/09	247,090

	AMB PPTY L P	7.1000	6/30/08	463,410

	Associates Corp North Amer	6.2500	11/1/08	415,440

	BankBoston Na MTn	6.3800	3/25/08	738,056

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

GUARANTEED INVESTMENT CONTRACTS (Continued):

Bankers Trust (Continued)	Captial One Bk MTN Book Entry	6.3800	2/15/03	$287,718

	Case Cr. Corp	6.7500	10/21/07	364,032

	Chase Manhattan Corp. New	6.0000	11/1/05	466,345

	Donaldson Lufkin & Jenrette Inc	6.8800	11/1/05	939,594

	Firstbank P R	7.6300	12/20/05	403,154

	Ford MTR CR Co	5.8000	1/12/09	221,565

	Green Tree Fin'l Corp	6.0800	3/1/30	189,250

	Household Fin. Corp	5.8800	9/25/04	660,541

	Lehman Brothers Hldgs	6.6300	11/15/00	443,131

	Lehman Brothers Inc	6.6300	2/15/08	185,564

	Lehman Brothers Inc	6.5000	4/15/08	183,776

	Conagra Inc	7.0000	10/10/28	439,420

	Dana Corp	6.5000	3/1/09	318,889

	Ford MTR Co Del	6.3800	2/1/29	209,890

	Lockheed Martin Corp	7.7000	6/15/08	287,787

	Philip Morris COS Inc	6.3800	2/1/06	657,052

	Pioneer Nat. Res. Co	6.5000	1/15/08	334,776

	Pulte Corp	7.0000	12/15/03	593,462

	Raytheon Co	6.7500	8/15/07	233,233

	TCI Communications	6.8800	2/15/06	485,110

	TRW Inc	7.1300	6/1/09	331,520

	Time Warner Inc	6.6300	5/15/29	127,902

	FMNA Pool	5.5000	5/1/11	54,020

	FMNA Pool	6.0000	12/1/28	609,108

	FMNA Pool	6.5000	11/1/09	64,528

	FMNA Pool	6.5000	6/1/09	94,961

	FMNA Pool	5.5000	4/1/11	527,726

	FMNA Pool	6.0000	5/1/28	711,852

	GMNA Pool	7.0000	5/15/08	436,911

	AFC Home Equity Ln. TR	6.0000	1/20/13	60,302

	Advanta Home Equity Ln. Tr	7.2000	11/25/08	27,517

	Advanta Home Equity Ln. Tr	5.9500	3/25/09	52,111

	Green Tree Fin'l Corp	5.9500	2/1/31	179,276

	NWA Tr	8.2600	3/10/06	156,514

	NWA Tr	9.3600	3/10/06	162,765

	Osco Home Equity Ln. Tr	6.0300	6/15/08	52,972

	U.S. Treasury notes	5.6300	5/15/08	399,764

	Chilgener S A	6.5000	1/15/06	645,563

	Enersis S A	7.4000	12/1/16	596,540

	Poland (Rep of)	4.0000	10/27/14	687,280

	Korea Elec Pwr. Corp	7.7500	4/1/13	472,110

	South Africa Rep	8.5000	6/23/17	591,500

	YPF Sociedad Anonima	7.5000	10/26/02	194,731

	Wrapper			1,142,008

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

GUARANTEED INVESTMENT

CONTRACTS (Continued):

Bankers Trust	Benefit Accessible Securities

	Investment Contract	6.4300	N/A

	SSB & Trust Short Term

	Investment Fund	N/A	N/A	$437,693

	Federal Nat’l Mtg.	6.2500	5/15/29	347,100

	Tennessee Valley Auth	3.3800	1/15/07	158,264

	Chevy Chase Auto Receivables	6.5000	10/15/03	28,804

	Honda Auto Lease	6.4500	9/16/02	84,618

	Bear Stearns Coml	6.8000	9/15/08	43,323

	Chase Coml	7.6000	12/18/05	140,316

	Credit Suisse First Boston	6.5200	7/17/07	95,831

	DLJ	8.1000	6/18/04	87,312

	Green Tree Lease	0.9900	9/20/05	81,781

	LB Coml Conduit	0.9900	2/18/30	91,283

	Merrill Lynch	6.7200	11/15/26	114,510

	Morgan Stanley	6.1700	10/1/35	170,028

	Morgan Stanley	5.9100	4/15/08	40,689

	Federal Home Ln	7.0000	8/15/29	52,645

	Federal Home Ln	6.5000	1/15/24	45,531

	Federal Nat’l Mtg	7.0000	8/25/20	3,204

	Amresco Coml	7.1800	6/17/29	103,572

	Asset Securitization	7.4100	1/13/30	29,157

	Asset Securitization	6.8500	2/14/41	161,010

	Credit Suisse First Boston	6.4000	2/17/04	102,361

	DLJ	6.4100	5/10/08	91,470

	GE Cap	6.5000	2/25/24	7,459

	GE Cap	6.5000	3/25/24	9,996

	GMAC Coml	6.8300	12/15/03	55,923

	Green Tree Fin’l	6.8700	4/1/30	81,113

	Green Tree Fin’l	6.6600	6/1/30	99,430

	Merrill Lynch	6.3100	11/15/26	—

	Morgan JP Coml	7.3200	12/26/28	99,136

	Morgan Stanley	6.5900	10/3/30	95,956

	Morgan Stanley	6.7200	1/15/28	80,966

	Morgan Stanley	6.1700	1/15/28	104,896

	Morgan Stanley	6.2000	5/3/05	145,976

	Newcourt Receivbles Asset	6.8700	6/20/04	13,633

	Newcourt Receivbles Asset	1.0000	5/20/05	92,063

	Prudential Home Mtg	6.0000	5/25/24	13,283

	Prudential Secs	6.1100	11/15/02	78,589

	Structured Asset Secs	6.7900	10/15/34	113,212

	Com Ed	6.5000	4/15/00	100,079

	West PA Pwr	6.3800	6/1/04	225,539

	American Gen	5.7500	11/1/03	217,532

	Archstone Cmntys	6.3700	10/15/01	113,414

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

GUARANTEED INVESTMENT

CONTRACTS (Continued):

Bankers Trust (Continued)	Archstone Cmntys	6.1700	10/13/00	$114,614

	Associates Corp	5.9600	5/15/37	219,765

	Bank One	6.4000	8/1/02	211,358

	Bankamerica	9.7000	8/1/00	213,673

	Bankamerica	7.5000	10/15/02	150,963

	Beneficial Corp	7.6800	11/29/02	55,400

	CIT Group	5.5000	2/15/04	233,863

	CP LP	8.7500	3/2/00	105,100

	Camden PPTY	7.2300	10/30/00	65,298

	Carramerica	6.6300	10/1/00	64,386

	Case Cr Medium Term	5.9300	2/26/01	29,485

	Case Cr	5.9500	8/1/00	254,421

	First Un	6.9500	11/1/04	196,226

	General Mtrs	6.7500	6/10/02	44,668

	General Mtrs	5.9100	3/11/02	180,473

	Heller Fin’l	6.5000	7/22/02	230,742

	Houshold Fin	6.4800	7/31/02	166,789

	Lehman Bros	5.8800	8/18/00	223,844

	MBNA Corp	5.9700	8/14/00	224,807

	Merrill Lynch	6.4700	6/27/00	205,262

	Saloman	6.6300	6/1/00	205,115

	Saloman	6.6300	11/30/00	99,956

	Sears Roebuck	6.1200	12/13/01	82,816

	Sears Roebuck	6.9500	5/15/02	83,773

	Summit PPTYS	6.7100	10/5/00	64,488

	United Dominion	8.1300	11/15/00	40,194

	Wells Fargo	6.6300	7/15/04	122,059

	Archer Daniels Midland	6.6300	5/1/29	119,102

	Boeing	6.3500	7/26/01	89,482

	Boise Cascade	9.9000	3/15/00	90,419

	Burlington Res	7.3800	3/1/29	65,493

	Champion Int’l	6.4000	2/15/26	70,163

	Coca Cola Ent	6.7500	9/15/28	163,007

	Comdisco	6.6800	6/29/01	114,460

	Conoco	6.9500	4/15/29	157,857

	Dayton Hudson	5.8700	8/15/27	263,606

	Deere & Co	6.5500	7/15/04	116,785

	Ford Mtr	7.5000	8/1/26	24,249

	Ford Mtr	7.7000	5/15/97	115,066

	Ford Mtr	6.3800	2/1/29	88,154

	General Mtrs	6.7500	5/1/28	57,337

	Ingersoll Rand	6.0200	2/15/28	84,252

	International Business Machs	7.1300	12/1/96	176,506

	Int’l Lease Fin	5.4000	1/22/02	213,136

	International Paper	9.0500	2/8/01	112,547

	Lowes	6.8800	2/15/28	220,095

	Merck and Co	5.7600	5/3/37	164,670

	Morton Int’l	9.2500	6/1/20	94,202

	Norfolk Southern	6.7000	5/1/00	115,093

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

GUARANTEED INVESTMENT

CONTRACTS (Continued):

Bankers Trust (Continued)	Safeway	5.7500	11/15/00	$79,293

	Supervalu	6.5000	10/6/00	205,150

	TRW	6.6500	1/15/28	90,225

	Union Tank Car	5.9100	5/1/02	151,454

	Xerox	5.5500	7/22/37	178,542

	AT&T	6.5000	3/15/29	214,173

	Motorola	6.5000	11/15/28	228,343

	Sprint Cap	6.8800	11/15/28	204,403

	Green Tree Fin’l	5.6000	7/20/02	86,837

	FHLMC	7.5000	12/1/99	153,402

	FNMA	6.5000	12/1/99	650,111

	FNMA	7.0000	12/1/99	39,538

	FNMA	8.0000	12/1/99	367,967

	FNMA	—	—	—

	FNMA Pool	7.0400	12/1/06	143

	FNMA Pool	6.9000	6/1/07	231

	GNMA Pool	8.0000	7/15/26	—

	GNMA Pool	9.5000	11/15/21	28,695

	GNMA Pool	9.5000	8/15/21	139,102

	Asset Securitization	7.3200	1/13/30	54,609

	Chase Coml	6.9000	9/19/06	83,067

	Copelco	6.6100	12/18/02	84,455

	Copelco	6.3400	7/20/04	27,003

	Copelco	5.7800	8/15/01	69,628

	FDIC Remic	6.7500	5/25/26	48,410

	First Union Lehman Bros	7.1500	6/18/29	76,675

	Green Tree Fin’l	0.9900	3/1/20	102,925

	Green Tree Rec. Equip. & Consum	0.9900	6/15/19	54,918

	Greenpoint Manufactured Hsg	7.2700	3/15/14	179,375

	Harley Davidson Eaglemark	5.8100	5/15/02	15,252

	Ln. Coml Conduit	7.3300	10/15/32	197,550

	Newcourt Equip	5.2400	12/20/02	38,700

	Alameda	6.6000	10/1/29	51,395

	New York NY	6.5500	8/1/00	104,785

	New York NY	6.6500	8/1/00	104,070

	New York St Dorm	6.8400	10/1/02	147,983

	Port Portland	5.7600	7/1/28	98,557

	Riverside Cnty	6.2900	6/1/14	109,949

	U.S. Treasury notes	6.6300	6/30/01	1,885,538

	U.S. Treasury notes	6.6300	3/31/02	795,427

	U.S. Treasury notes	6.5000	5/31/02	4,185,159

	U.S. Treasury notes	3.6300	6/5/02	967,609

	U.S. Treasury notes	6.2500	8/31/02	189,704

	U.S. Treasury notes	5.8800	9/30/02	1,009,637

	U.S. Treasury notes	4.0000	10/31/00	216,322

	Wrapper			(257,153)

		Interest	Maturity	Market
Identity and Party involved	Description of Asset	Rate	Date	Value

GUARANTEED INVESTMENT

CONTRACTS (Continued):

Morgan Guarantee Company of New York	Federal Home LN Bank	6.4300	7/10/02	$592,499

	Wrapper			5,390

Chase Manhattan Bank	Ford Cr. Auto Owner Tr - 1999-DASSET Bkd NT CL A-5	6.5200	9/15/03	1,493,670

	Wrapper			2,129

Rabobank-New York Branch	Fleet CR Card Master TR II - SER 1999-C CL A	6.9000	4/16/07	1,680,731

	Wrapper			(7,312)

Warburg Dillon Reed	Federal Nat’l Mtg’ Assn’ GTD - REMIC TR 1999-34 CL-PA	6.0000	7/25/20	2,916,215

	Wrapper			46,753

CDC Financial Products Inc.	Arcadia Automobile Receivables TR - 1999-C Auto Receivables BKD NT	7.2000	6/15/07	1,086,033

	Wrapper			409,841

CDC Financial Products Inc.	Fed’l Home Loan Mtge. Corp	6.2660	6/1/27	1,266,032

	Wrapper			460,372

COMMINGLED INVESTMENTS:

Janus Overseas/

International Fund	Overseas Fund			26,968,518

SSGA S&P 500 Fund	Flagship S&P 500 Index Fund			102,352,255

Baron Asset Fund	International Equity Fund			20,032,841

SSB & Trust	Core Fixed Income Fund			1,293,077

LOANS:

Various participants	Participant loans (interest rates range from 8.75% to 9.5%)			18,131,955

	Total investments			$563,320,653

* Party in interest.

The accompanying notes are an integral part of this schedule.